UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due October 27, 2014

Filed pursuant to Rule 3 of Regulation BW

Dated: October 26, 2011

The following information regarding the U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due October 27, 2014 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated October 4, 2011) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due October 27, 2014.

(b) The interest rate per U.S. Dollar 1,000 (“the Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding October 27, 2012

0.375 per cent. per annum

For the period from and including October 27, 2012 to but excluding October 27, 2014

1.10 per cent. per annum

payable semi-annually in arrear, on each April 27 and October 27, commencing April 27, 2012 and ending on the Maturity Date.

(c) Maturing October 27, 2014. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each January 27, April 27, July 27, October 27 commencing January 27, 2012 and ending on July 27, 2014, with 5 London and New York Business Days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of October 24, 2011, the Bank entered into a Terms Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about October 27, 2011.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 10,000,000	N/A	USD 10,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated October 24, 2011.

B.	Terms Agreement dated October 24, 2011.

EXECUTION VERSION

Final Terms dated October 24, 2011

International Bank for Reconstruction and Development

Issue of

US$10,000,000 Callable Step-Up Fixed Rate Notes due October 27, 2014

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4027

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount:
	(i) Series:	US$10,000,000

	(ii) Tranche:	US$10,000,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples of US$1,000 in excess thereof

7.	Issue Date:	October 27, 2011

8.	Maturity Date (Condition 6(a)):	October 27, 2014

9.	Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable
	(i) Rate of Interest:	From and including the Issue Date, to but excluding October 27, 2012: 0.375 per cent. per annum From and including October 27, 2012, to but excluding the Maturity Date: 1.10 per cent. per annum

	(ii) Interest Payment Date(s):	April 27 and October 27 of each year, commencing April 27, 2012 to and including the Maturity Date

	(iii) Day Count Fraction (Condition 5(l)):	30/360

	(iv) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):	Applicable
	(i) Optional Redemption Date(s):	January 27, April 27, July 27 and October 27 of each year, commencing January 27, 2012 to and including July 27, 2014

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	US$1,000 per minimum Specified Denomination, plus any accrued and unpaid interest

	(iii) Notice Period:	Not less than five (5) London and New York Business Days prior to the Optional Redemption Date

18.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

19.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Registered Notes
Global Registered Certificate available on Issue Date

21.	New Global Note:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York and London

23.	Governing law (Condition 14):	New York

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

27.	Total commission and concession:	None

28.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

29.	ISIN Code:	US45905UJR68

30.	CUSIP:	45905UJR6

31.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

32.	Delivery:	Delivery against payment

33.	Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

34.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on October 4, 2011.

U.S. FEDERAL INCOME TAX SUMMARY

United States Internal Revenue Service Circular 230 Disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service (“IRS”), IBRD informs you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

You should carefully consider the matters set forth under “Tax Matters” in the Prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if IBRD calls the Notes immediately before the increase in the interest rate on October 27, 2012, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Notes are issued with OID and is not an indication of IBRD’s intention to call or not to call the Notes at any time. If IBRD does not call the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on October 27, 2012. This deemed issuance should not give rise to taxable gain or loss to holders.

Based on the discussion above, the coupon on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether IBRD calls the Notes).

Upon the disposition of a Note by sale, exchange, redemption (e.g., if IBRD exercises its right to call the Notes) or other disposition, a U.S. Holder (as defined in the Prospectus) will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. Holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has suspended this filing requirement for tax returns that are filed before it issues the return on which to report the relevant information. However, once the IRS issues the return, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such return. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Tenzing Sharchok
Name: Tenzing Sharchok
Title:
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 4027 UNDER THE FACILITY

October 24, 2011

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$10,000,000 Callable Step-Up Fixed Rate Notes due October 27, 2014 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on October 27, 2011 (the “Settlement Date”) at an aggregate purchase price of US$10,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to October 5, 2011, 3:30 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate nominal amount).

2	The purchase price specified above will be paid on the Settlement Date by the undersigned to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the following expenses, if applicable:

(a)	all initial costs and expenses incurred in connection with the preparation, production and printing of all documents connected with the issue;

(b)	all out-of-pocket expenses of the Dealer incurred in connection with the preparation and management of the issue; and

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation,

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any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

50 Rockefeller Plaza,

New York, NY 10020

Attention: Lily Chang, Associate General Counsel-Principal

Tel: 646-855-0724

Fax: 212-901-7881

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Don Alexander
Name: Don Alexander Title: Managing Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Tenzing Sharchok
Name: Tenzing Sharchok Authorized Officer